

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 30, 2016

Via E-mail
Tamio Yoshimatsu
President
Coca-Cola West Co., Ltd.
7-9-66 Hakozaki, Higashi-Ku
Fukuoka, Fukuoka 812-8650
Japan

> **Re:** **Coca-Cola West Co., Ltd.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-4**
> **Submitted December 16, 2016**
> **CIK No. 0001672908**

Dear Mr. Yoshimatsu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The Share Exchange, page 35

Background of the Share Exchange, page 35

1. We note the revised disclosure regarding multiple exchange ratio proposals in response to comment 4 and partially reissue the comment. Specifically, please quantify any material changes to the exchange ratios proposed by CCW and CCEJ throughout the negotiations. Also, please briefly outline the "revised terms" CCW proposed to CCEJ in its September 21st and 26th proposal.

Shareholders and Related Party Transactions, page 108

2. We note your response and reissue comment 13. Specifically, please disclose the information required by Item 19(a)(5) of Form F-4.

       You may contact Brian McAllister at (202) 551-3341 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or James Lopez at (202) 551-3536 with any other questions.

              Sincerely,

              /s/ James Lopez (for)

              John Reynolds
              Assistant Director
              Office of Beverages, Apparel,
              and Mining

cc: Kenneth Lebrun, Esq.
       Shearman & Sterling LLP